Exhibit 16


September 14, 2005

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K/A for the event that occurred on September 1, 2005 to be filed by our former client, Printronix, Inc. (the "Company") on or about September 16, 2005. We agree with the statements made in response to that Item insofar as they relate to our Firm, except that we are not in a position to agree or disagree with the following of the Company's statements:

     1.  the first sentence of the second paragraph,

     2.  the third paragraph.

Very truly yours,





BDO Seidman, LLP